Exhibit 99.1

30 April 2021

BURFORD CAPITAL APPOINTS KENNETH A. BRAUSE AS CHIEF FINANCIAL OFFICER

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announced the appointment of Kenneth A. Brause as Chief Financial Officer, effective May 3, 2021. Mr Brause will be based in Burford’s New York office.

Jim Kilman, Burford’s current CFO, was appointed in August 2019 to serve for up to two years, after having previously served as Senior Advisor since 2017. Working with a leading executive search firm, Burford undertook a broad and thorough search for Mr Kilman’s successor late last year. After reviewing a number of qualified candidates, Mr Brause emerged clearly as Burford’s preferred choice given his deep prior experience in financial operating roles at other listed specialty finance companies. Mr Kilman will spend a three-month transition period with Mr Brause before returning to his Senior Advisor position, in which role he will continue to provide strategic financial counsel to the Company.

Mr Brause, 56, has 35 years of experience in the financial services industry, with a significant focus in specialty finance. Most recently, he was CFO of OnDeck Capital, a New York Stock Exchange-listed specialty lender. Previously, he held a number of executive roles at CIT Group Inc. (NYSE: CIT), including serving as Treasurer of its bank and parent company, and, before that, as CFO of its North American Banking business, President of Small Business Lending, and head of Investor Relations. CIT was at the time among the largest specialty finance firms in the United States. Before CIT, Mr Brause held senior roles at American General, the Bank of New York and Bankers Trust. He started his career as a consultant with Booz, Allen, and has a B.S. Economics with concentrations in finance and management from the Wharton School of the University of Pennsylvania and an M.B.A. in accounting and finance from the University of Chicago.

Christopher Bogart, Burford Capital’s Chief Executive Officer, commented:

“I’m delighted to welcome Ken as Burford’s new CFO. With Spencer Stuart’s assistance, we conducted an extensive search for our new permanent CFO, and Ken stood out as someone with high quality, career-long specialty finance expertise across a range of strategic and operational roles, including wholesale funding markets. I believe Burford will benefit from his wide range of experience as we continue our growth trajectory and our ongoing expansion of our US capital markets presence.”

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.